        Exhibit 97.1

Jackson Financial Inc. Compensation
Clawback Policy

9/6/2023

1.Introduction

This Compensation Clawback Policy (the “Policy”) of Jackson Financial Inc. (“JFI” or the “Company”) provides for the recoupment of certain incentive-based executive compensation in the event of (i) an accounting restatement resulting from material non-compliance with financial reporting requirements under the federal securities laws or (ii) misconduct that either results in or could reasonably be expected to result in material reputational or other harm to the Company. This revised Policy is being adopted by the JFI Board of Directors (the “Board”) in order to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the rules promulgated thereunder by the U.S. Securities and Exchange Commission (the “SEC”), and the listing standards of the New York Stock Exchange (the “NYSE”).

2.Scope

As specified herein, this Policy applies to the Company’s current and former executive officers (collectively, each an “executive officer” and as a group, the “executive officers”) as designated by the Board pursuant to Section 16 of the Exchange Act, and any other employee who may from time to time be deemed subject to the Policy by the Company. In addition, Section 5 of this policy applies to all officers of the Company (i.e., those with a grade level of X1, X2, X3 or X4).

3.Definitions

“Accounting Restatement” means an accounting restatement that the Company is required to prepare due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, the following are not Accounting Restatements:

•restatements resulting solely from the retrospective application of a change in generally accepted accounting principles;
•retrospective revisions to reportable segment information due to a change in the structure of the Company’s internal organization;
•retrospective revisions for stock splits, reverse stock splits, stock dividends or other changes in capital structure;
•retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and
•retrospective reclassifications due to a discontinued operation.

“Financial reporting measure” means (a) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, or any measure derived wholly or in part from such measures, (b) the Company’s stock price, or (c) the Company’s total shareholder return (TSR). A financial reporting measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

“Incentive Compensation” means any compensation (including cash and equity compensation) that is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure. Incentive Compensation subject to this Policy may be provided by the Company or subsidiaries or affiliates of the Company (“Company Affiliates”)

“Trigger Date” means the earlier to occur of: (a) the date the Board, the Audit Committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

4.Clawbacks – Accounting Restatement

This Policy mandates that in the event the Company is required to prepare an Accounting Restatement, the Company will reasonably promptly require the reimbursement or forfeiture of any excess Incentive Compensation received by any executive officer during the three (3) completed fiscal years immediately preceding the Trigger Date. Incentive Compensation is deemed “received” for purposes of Section 4 of this Policy in the fiscal reporting period during which the measure specified in the Incentive Compensation award is attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period.

The amount of Incentive Compensation subject to recovery by the Company under Section 4 of this Policy shall be the amount of Incentive Compensation received based on the erroneous data that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the restated results, as determined by the Compensation Committee of the JFI Board of Directors (“Compensation Committee”), and shall be computed without regard to any taxes paid. If the Compensation Committee cannot determine the amount of excess Incentive Compensation received by the executive officer directly from the information in the Accounting Restatement, such as in the case of Incentive Compensation based on Company stock price or total shareholder return, then it will make its determination based on a reasonable estimate of the effect of the Accounting Restatement.

5.Clawbacks - Misconduct

The Company may seek recovery of Incentive Compensation delivered to any Officer who knowingly, intentionally or recklessly engaged in serious misconduct, or failed to supervise a subordinate employee who engaged in serious misconduct which the executive officer knew, or was reckless in not knowing, was occurring, and such misconduct either results in a material violation of law or the Company’s Code of Conduct and Business Ethics or Code of Financial Ethics and causes, or could reasonably be expected to cause, substantial financial, reputational or other harm to the Company. The Compensation Committee, in its sole and absolute discretion, will evaluate all facts and circumstances that the Compensation Committee considers relevant and shall take such actions as it deems to be in the best interests of the Company and its shareholders. For purposes of this Section 5, “Officer” is defined as any officer of the Company. Within the compensation structure, an Officer has a grade level of X1, X2, X3 or X4.

6.Method of Recoupment

The Compensation Committee will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder, which may include, without limitation, to the extent permitted by law:

1.requiring reimbursement of cash Incentive Compensation previously awarded;

2.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

3.offsetting the recouped amount from any compensation otherwise owed by the Company or the Company Affiliates to the applicable officer;

4.cancelling outstanding vested or unvested equity awards; and/or

5.taking any other remedial and recovery action permitted by law, as determined by the Compensation Committee.

7.No Indemnification or Advancement of Legal Fees

The Company and the Company Affiliates shall not indemnify any executive officer against the loss of any erroneously awarded Incentive Compensation. An executive officer shall not be entitled to advancement of legal fees involving an indemnity claim with respect to erroneously awarded Incentive Compensation and shall not be eligible for reimbursement of any tax preparation fees relating to any tax returns that may need to be filed in connection with loss of erroneously awarded Incentive Compensation.

8.Exceptions

The Company shall not be required to recover Incentive Compensation pursuant to this Policy if:

(1)after making a reasonable attempt to recover erroneously awarded Incentive Compensation, the Compensation Committee determines that the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; or

(2)the Committee determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

9.Administration

This Policy shall be administered by the Compensation Committee unless the Board determines otherwise. The Compensation Committee is authorized in its sole discretion to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with all applicable rules or standards adopted by the SEC, the NYSE or any other national securities exchange on which the Company's securities are listed.

The Board may amend this Policy from time to time in its discretion. The Compensation Committee may amend this Policy if it determines an amendment is necessary or desirable to reflect rules and regulations adopted by the SEC and to comply with any rules or standards adopted by the NYSE.

This Policy will be reviewed as needed, but at least once per calendar year.

10. Effective Date

This Policy shall be effective as of December 1, 2023 (the “Effective Date”) and shall apply to any Incentive Compensation received on or after October 2, 2023.

11. Other Recovery Rights and Acknowledgements

The Company intends that this Policy will be applied to the fullest extent of the law. The Company may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an officer to agree to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery or recoupment that may be available to the Company pursuant to applicable law, including but not limited to the Sarbanes-Oxley Act of 2002, the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement, and any other legal remedies available to the Company or the Company Affiliates.

12. Successors

This Policy shall be binding and enforceable against all applicable officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

4